RECEIVED
2013 MAR 15 PM 3:13
SEC / TM

13014575

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANN[redacted]ORT
[redacted]
PART III

SEC FILE NUMBER
8- 49828

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Futures Investment Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5914 N. 300 West PO Box 760
(No. and Street)

Fremont (City) Indiana (State) 46737 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joel M. Friedman (312) 606-3209
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Patke & Associates, Ltd.
(Name – *if individual, state last, first, middle name*)

300 Village Green Drive, Suite 210 (Address) Lincolnshire (City) Illinois (State) 60069 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 15 2013
REGISTRATIONS BRANCH
02

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Pacult, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Futures Investment Company, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

MICHELLE L. LANGFORD
Notary Public, State of Indiana
Steuben County
Commission # 600217
My Commission Expires
January 19, 2017

[signature]
Notary Public

[signature]
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

FUTURES INVESTMENT COMPANY

(An Illinois Corporation)

FINANCIAL STATEMENTS

DECEMBER 31, 2012

CONTENTS

Patke
ACCOUNTANTS & CONSULTANTS

Patke & Associates, Ltd.
300 Village Green Drive, Suite 210
Lincolnshire, Illinois 60069
847.913.5400 P | 847.913.5435 F
www.patke.net

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Futures Investment Company
Fremont, Indiana

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Futures Investment Company (an Illinois corporation) as of December 31, 2012, and the related statements of income and comprehensive income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Futures Investment Company, Inc. as of December 31, 2012 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange act of 1934 and Regulation § 1.10 of the Commodity Exchange Act. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statements as a whole.

Pathe & Associates, Ltd.

March 14, 2013
Lincolnshire, Illinois

FUTURES INVESTMENT COMPANY

(An Illinois Corporation)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

Assets		
Cash and cash equivalents	$	77,350
Marketable securities		35,025
Accounts receivable		18,682
Due from related parties		222,049
Property and equipment, net of accumulated depreciation		156,377
Other assets		16,956
Total assets	$	526,439
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable and accrued expenses	$	11,617
Due to related party		22,780
Liabilities to stockholders subordinated to claims of general creditors		50,000
Total liabilities		84,397
Stockholders' Equity		
Common stock, at stated value, (1,000 shares authorized, 500 shares issued and outstanding)		1,000
Retained earnings		442,048
Accumulated other comprehensive income		(1,006)
Total stockholders' equity		442,042
Total liabilities and stockholders' equity	$	526,439

The accompanying notes are an integral part of these financial statements.

FUTURES INVESTMENT COMPANY

(An Illinois Corporation)

STATEMENT OF INCOME AND COMPREHENSIVE INCOME
YEAR ENDED DECEMBER 31, 2012

Revenue		
Commissions and fees	$	556,944
Other Income		75
Interest and dividends on marketable securities		397
Total revenue		557,416
Expenses		
Employee compensation and related benefits		176,721
Professional fees		103,596
Occupancy		221,296
Promotional costs		451
Communications		11,442
Regulatory fees and expenses		20,528
Other expenses		84,575
Total expenses		618,609
Net (loss)		(61,193)
Other comprehensive income		
Unrealized (loss) on marketable securities		(3,058)
Total comprehensive (loss)	$	(64,251)

The accompanying notes are an integral part of these financial statements.

FUTURES INVESTMENT COMPANY

(An Illinois Corporation)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
AND
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2012

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balance beginning of year	$ 1,000	$ 503,241	$ 2,052	$ 506,293
Net (loss)		(61,193)		(61,193)
Unrealized (loss) on marketable securities			(3,058)	(3,058)
Balance end of year	$ 1,000	$ 442,048	$ (1,006)	$ 442,042

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

	Subordinated Liabilities
Balance beginning of year	$ 50,000
Balance end of year	$ 50,000

The accompanying notes are an integral part of these financial statements.

FUTURES INVESTMENT COMPANY

(An Illinois Corporation)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2012

Operating Activities		
Net (loss)	$	(61,193)
Adjustments to reconcile (loss) to net cash provided by (used in) operating activities:		
Depreciation expense		18,075
Bad debt		23,555
Changes in operating assets and liabilities:		
(Increase) in accounts receivable		(7,687)
Decrease in due from related parties		40,403
(Increase) in other assets		(122)
Increase in accounts payable and accrued expenses		690
Increase in due to related party		22,664
Net cash provided by operating activities		36,385
Investing Activities		
Purchase of property and equipment		(11,985)
Purchase of marketable securities		(25,393)
Decrease in loan receivable		36,550
(Increase) in due from related parties		(52,200)
Net cash (used in) investing activities		(53,028)
Net (decrease) in cash and cash equivalents		(16,643)
Cash and cash equivalents at beginning of year		93,993
Cash and cash equivalents at end of year	$	77,350

The accompanying notes are an integral part of these financial statements.

ORGANIZATION OF CORPORATION

Futures Investment Company (the "Company") was incorporated in the state of Illinois on December 6, 1983. The Company is registered with the Commodity Futures Trading Commission ("CFTC") as an independent introducing broker ("IB") and the Securities and Exchange Commission ("SEC") as a broker-dealer. The Company is a member of the National Futures Association ("NFA") and the Financial Industry Regulatory Authority ("FINRA").

SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS

The Company considers money market mutual funds as cash equivalents.

ACCOUNTS RECEIVABLE

Accounts receivables are commissions due from related party investment funds and future commission merchants ("FCM's"). Accounts receivable balances are paid in the month after they are earned; therefore, no allowance for doubtful accounts has been recorded.

MARKETABLE SECURITIES

The Company classifies its investments in marketable securities as available-for-sale. As of December 31, 2012, the Company held $35,025 in mutual funds that are classified as marketable securities within the statement of financial condition. Securities classified as available-for-sale are carried in the financial statements at fair value. The cost of securities sold is based on the average cost method. Realized gains and losses are included in earnings. Unrealized holding gains and losses are reported on the statement of income and comprehensive income and the statement of changes in stockholders' equity as a component of accumulated other comprehensive income.

PROPERTY AND EQUIPMENT

Property and equipment is depreciated on a straight-line basis over the estimated useful life.

SIGNIFICANT ACCOUNTING POLICIES (continued)

REVENUE RECOGNITION

The Company's primary source of revenue is commissions derived from introducing customer orders for commodity futures and securities interests to FCM's and other broker-dealers which carry the customer accounts, as well as commissions related to the sales of interest in private investment funds. The Company records interest income in the period it is earned. Dividend income is recorded on the ex-dividend date.

INCOME TAXES

The Company has elected under the Internal Revenue Code to be an S Corporation for U.S. federal income tax purposes. Accordingly, no provision for income taxes has been made in these financial statements because each stockholder is individually responsible for reporting the Company's income or loss based on his respective share of the Company's income and expenses as reported for income tax purposes. The Company prepares calendar year information tax returns and reports to the stockholders their pro-rata allocable shares of the Company's income and expense items.

Management has continued to evaluate the application of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, "Income Taxes", and has determined that no reserves for uncertain tax positions were required to have been recorded as a result of the adoption of ASC 740. There are no tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within twelve months. The 2009 through 2012 tax years generally remain subject to examination by the U.S. federal and most state tax authorities.

FAIR VALUE MEASUREMENTS AND DISCLOSURES

All investments are recorded at their estimated fair value. The Fund utilizes various methods to measure the fair value of its investments on a recurring basis. GAAP establishes a hierarchy that prioritizes inputs to valuation methods. The three levels of inputs are as follows:

Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the Fund has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for an asset or liability, including the Fund's own assumptions used in determining the fair value of investments. Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. As of and for the year ended December 31, 2012, the Fund did not have any Level 3 assets or liabilities.

FAIR VALUE MEASUREMENTS AND DISCLOSURES (continued)

Equity securities which are listed on a national securities exchange, or reported on the NASDAQ national market, are valued based on quoted prices from the exchange. To the extent these financial instruments are actively traded, and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

The following table sets forth by level within the fair value hierarchy the Company's investments accounted for at fair value on a recurring basis of December 31, 2012.

Description	Level 1	Level 2	Level 3	Total
Mutual fund				
Precious metals	$ 35,025	$ -	$ -	$ 35,025
Total	$ 35,025	$ -	$ -	$ 35,025

PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost. Depreciation is provided using the straight-line methods over the estimated useful lives of the related asset. Useful lives of the fixed assets are as follows:

Leasehold improvements	39 years
Office furniture and fixtures	5-15 years
Other equipment	5-7 years

Expenditures for renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred.

The details of the cost of fixed assets and accumulated depreciation are as follows:

Land	$ 2,000
Artwork	15,465
Leasehold improvements	310,548
Office furniture and fixtures	320,904
Other equipment	125,877
Total property and equipment	774,794
Accumulated depreciation	(618,417)
Net property and equipment	$ 156,377

Depreciation expense was $18,075 for the year ended December 31, 2012.

OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company does not hold customer segregated cash or securities balances. Futures transactions are processed by futures commission merchants, on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations to the futures commission merchant to whom it was introduced. The Company seeks to control such credit risks by monitoring its exposure to the risk of loss daily for each account. There were no unsecured customer debit balances for the Company at December 31, 2012.

NET CAPITAL REQUIREMENT

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act ("SEA"), and Regulation § 1.17 of the Commodity Exchange Act ("Act"). Under these provisions, the Company must maintain net capital, as defined, of the greater of $45,000 or 6 2/3% of aggregated indebtedness, as defined in Rule 15c3-1(c) of the SEA. At December 31, 2012, the Company had a net capital requirement of $45,000 and a net capital of $80,361 or $35,361 in excess of the minimum net capital requirements. The net capital requirements could effectively restrict the payment of cash dividends, the repayment of subordinated loan, the making of unsecured loans to stockholders and the purchase by the Company of its own stock.

LIABILITIES TO STOCKHOLDERS SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Liabilities to stockholders subordinated to claims of general creditors represents an amount received from the stockholders under a subordinated loan agreement. The loan bears no interest and is scheduled to mature on July 31, 2015.

COMMITMENTS

The Company had a non-cancelable operating lease agreement with the stockholders of the Company for office space, which expired December 31, 2012, so the Company extended the lease through December 31, 2013. Rental expense for 2012 was $104,000. Future minimum lease payments required under the lease are $96,000 for January through December 2013. At December 31, 2012, $17,000 was due to the Company's stockholder for rental payments, which is included in due to related party on the statement of financial condition.

RELATED PARTY TRANSACTIONS

The following is a list of related party companies and their associated investment funds. These companies act as the general partner or managing member for their investment funds. The related party companies are 100% owned by one of the Company's stockholders.

RELATED PARTY TRANSACTIONS (continued)

Related Party Company	Investment Fund
Ashley Capital Management, Inc.	Atlas Futures Fund, LP
Belmont Capital Management, Inc.	Bromwell Financial Fund, LP
Triview Capital Management, Inc.	TriView Global Fund, LLC
Evergreen Capital Management, Inc.	Strategic Opportunities Fund, LLC
Pacult Asset Management, Inc.	Auburn Fund, LP

DUE FROM RELATED PARTIES

The Company advances cash to investment funds to help pay for various costs, including operating and start-up costs. These advances are recorded as due from related party. The balance is usually paid back within a year or when the related fund is financially capable of repaying the advance. These amounts bear no interest or due dates and are unsecured.

The following companies had advances due to the Company at December 31, 2012:

Auburn Fund, LP	$ 284
Belmont Capital Management, Inc.	1,000
Bromwell Financial Fund, LP	209,650

The following companies had amounts due to the Company for their share of postage, office supplies and telephone charges at December 31, 2012:

TriView Global Fund, LLC	$ 5,948
Atlas Futures Fund, LP	1,641
Strategic Opportunities Fund, LLC	3,497
Bromwell Financial Fund, LP	29

REVENUE

The Company receives commissions and fees from the investment funds. Commissions and fees included in revenue for the year ended December 31, 2012:

Strategic Opportunities Fund, LLC	$ 68,725
Evergreen Capital Management, Inc.	12,206
TriView Global Fund, LLC	104,265
Atlas Futures Fund, LP	288,228

Balances recorded and disclosed by related parties may be immaterially different due to timing differences.

RELATED PARTY TRANSACTIONS (continued)

Related party revenue for the year ended December 31, 2012 accounted for approximately 85% of commissions and fees on the statement of income.

Commissions and fees included in accounts receivable at December 31, 2012:

TriView Global Fund, LLC	$ 8,525
Atlas Futures Fund, LP	7,166
Evergreen Capital Management, Inc.	1,400

TriView Global Fund, LLC's and Atlas Futures Fund, LP's, account receivable balances at December 31, 2012 accounted for approximately 46% and 38%, respectively, of the Company's total accounts receivable balance on the statement of financial condition.

COMPENSATION AND RELATED BENEFITS

The Company paid one of the Company's stockholders approximately $89,810 for certain clerical and administrative services reimbursement. The expense for the year ending December 31, 2012 is included in employee compensation and benefits on the statement of income. There was a balance payable of $5,780 at December 31, 2012 related to this reimbursement included as due to shareholder on the statement of financial condition.

FACILITY EXPENSES REIMBURSEMENT

The Company received reimbursement from Ashley Capital Management, Inc. for common facility expenses. For the year ended December 31, 2012, the Company was reimbursed $31,000 for rent expense.

LOAN RECEIVABLE

The Company loaned funds to an entity owned by a relative of the stockholders. The unsecured loan had a zero percent interest rate and was payable on demand. During the year, $40,000 of the loan was sold to Ashley Capital Management, Inc., and the remaining balance of the loan was written off as bad debt.

SUBSEQUENT EVENTS

Management evaluated subsequent events through March 14, 2013, the date the financial statements were available to be issued. There were no subsequent events to disclose.

SUPPLEMENTARY INFORMATION

FUTURES INVESTMENT COMPANY

(An Illinois Corporation)

SCHEDULE I - NFA SUPPLEMENTAL SCHEDULE - IB
YEAR ENDED DECEMBER 31, 2012

National Futures Association Supplemental Schedule IB

This schedule provides additional information and calculations which are required by National Futures Association but are not provided for on the form 1-FR. All IBs (including securities broker/dealers) must complete Sections A & B. Sections C-F need only be completed if they apply.

A) Capital requirements and restrictions

		1 Minimum Capital Requirement	2 Equity Withdrawal Restriction	3 Suspended Repayment Restriction
A Minimum dollar amount		45,000	54,000	54,000
B Calculation based on branch offices				
Number of branch offices =	[redacted]	6,000	7,200	7,200
C Calculation based on APs =	[redacted]	0	0	0
D Securities brokers/dealers per SEC 15c3-1				
Greatest of A - D		[redacted]	[redacted]	[redacted]
+Subordinated debt maturing in next 6 mos.				
+Expected capital withdrawals in next 6 mos.				
			[redacted]	[redacted]

1 This is the minimum capital requirement. It should be entered on Line 15 of the Net Capital Computation of the 1-FR or the appropriate line of the FOCUS Report.

2 No capital may be withdrawn from the IB and no unsecured loans may be made if it would cause Adjusted Net Capital to fall below this amount.

3 Subordinated debt may not be repaid if it would cause Adjusted Net Capital to fall below this amount.

B) Equity Capital Ratio

Equity capital must be at least 30% of the required total shown here.

Ownership Equity	442,042
+Qualifying subordinated debt	50,000
=Equity Capital	492,042

Ownership Equity	442,042
+Total subordinated debt	50,000
=Required Total	492,042

Equity Capital/Required Total	100.00%

FUTURES INVESTMENT COMPANY

(An Illinois Corporation)

SCHEDULE II – COMPUTATION OF NET CAPITAL AND RECONCILIATION – SEC
YEAR ENDED DECEMBER 31, 2012

Pursuant to SEC Rule 15c3-1, a reconciliation is required if material differences exist between the computation reported on by the independent auditor and the broker-dealer's original unaudited filing of part II or part IIA of the FOCUS report. The following reconciliation is presented:

	Preliminary Net Capital	Audit Adjustments	Final Net Capital
Computation of Net Capital			
Total ownership equity qualified or net capital	$ 460,308	$ (18,266)	$ 442,042
Liabilities subordinated to claims of general creditors allowable in computation in net capital	50,000	-	50,000
Less: Total non-allowable assets from Statement of Financial Condition	(424,174)	18,266	(405,908)
Net capital before haircuts on securities positions	86,134	-	86,134
Less: Haircut on other securities	(5,773)	-	(5,773)
Net capital	$ 80,361	$ -	$ 80,361
Non-allowable asset detail:			
Commissions and fees receivable	$ 2,410	$ -	$ 2,410
Land and property and equipment (net of accumulated depreciation)	151,088	5,289	156,377
Other assets	270,676	(23,555)	247,121
Total non-allowable assets from Statement of Financial Condition	$ 424,174	$ (18,266)	$ 405,908
Computation of Basic Net Capital Requirement			
Minimum net capital required (6 2/3% of A.I.)	$ 2,293	$ -	$ 2,293
Minimum dollar net capital requirement of reporting broker or dealer	45,000	-	45,000
Net capital requirement	45,000	-	45,000
Excess net capital	35,361	-	35,361
Net capital less greater of 10% of A.I. or 120% of minimum net capital	26,361	-	26,361
Computation of Aggregate Indebtedness (A.I.)			
Total A.I. liabilities from the Statement of Financial Condition	$ 34,397	$ -	$ 34,397
Total aggregate indebtedness	34,397	-	34,397
Percentage of aggregate indebtedness to net capital	42.80%	-	42.80%
Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)	9.80%	.36%	10.16%

FUTURES INVESTMENT COMPANY

(An Illinois Corporation)

SCHEDULE III – COMPUTATION OF NET CAPITAL AND RECONCILIATION - CFTC
YEAR ENDED DECEMBER 31, 2012

CFTC regulation 1.10(d)(2)(vi) requires a reconciliation if material differences exist between the unaudited financial report and the computation reported on by the independent auditor report. The following reconciliation is presented:

	Preliminary Net Capital	Audit Adjustments	Final Net Capital
Computation of Net Capital			
Total ownership equity qualified or net capital	$ 460,308	$ (18,266)	$ 442,042
Liabilities subordinated to claims of general creditors allowable in computation in net capital	50,000	-	50,000
Less: Total non-allowable assets from Statement of Financial Condition	(424,174)	18,266	(405,908)
Net capital before haircuts on securities positions	86,134	-	86,134
Less: Haircut on other securities	(5,773)	-	(5,773)
Net capital	$ 80,361	$ -	$ 80,361
Non-allowable asset detail:			
Commissions and fees receivable	$ 2,410	$ -	$ 2,410
Land and property and equipment (net of accumulated depreciation)	151,088	5,289	156,377
Other assets	270,676	(23,555)	247,121
Total non-allowable assets from Statement of Financial Condition	$ 424,174	$ (18,266)	$ 405,908
Computation of Basic Net Capital Requirement			
Minimum net capital required (6 2/3% of A.I.)	$ 2,293	$ -	$ 2,293
Minimum dollar net capital requirement of reporting broker or dealer	45,000	-	45,000
Net capital requirement	45,000	-	45,000
Excess net capital	35,361	-	35,361
Excess net capital at 1000%	76,921	-	76,921
Computation of Aggregate Indebtedness (A.I.)			
Total A.I. liabilities from the Statement of Financial Condition	$ 34,397	$ -	$ 34,397
Total aggregate indebtedness	34,397	-	34,397
Percentage of aggregate indebtedness to net capital	43%	-	43%
Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)	10%	-	10%

Patke
ACCOUNTANTS & CONSULTANTS

Patke & Associates, Ltd.
300 Village Green Drive, Suite 210
Lincolnshire, Illinois 60069
847.913.5400 P | 847.913.5435 F
www.patke.net

SCHEDULE IV - INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY CFTC REGULATION 1.16 AND SEC RULE 17a-5(g)(1)

To the Board of Directors of
Futures Investment Company

In planning and performing our audit of the financial statements of Futures Investment Company (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and their operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by the Board of Directors.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

Pathe & Associates, Ltd.

March 14, 2013

Patke
ACCOUNTANTS & CONSULTANTS

Patke & Associates, Ltd.
300 Village Green Drive, Suite 210
Lincolnshire, Illinois 60069
847.913.5400 P | 847.913.5435 F
www.patke.net

To the Board of Directors of
Futures Investment Company
P.O. Box 760
Fremont, Indiana 46737

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliations (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Futures Investment Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Futures Investment Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Futures Investment Company's management is responsible for Futures Investment Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for year ended December 31, 2012.

   The total revenue reported on the audited Form X-17A-5 for the year ended December 31, 2012 was $2,588 less than the amount reported in Form SIPC-7 for the year ended December 31, 2012.

2. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7.

   The assessment was computed on net revenue (see number 1 above) rather than revenue from Form X-17A-5 with additions and deductions detailed out in Form SIPC-7 (see number 3 below). The original calculation resulted in a general assessment of $100, while the calculation using the adjusted numbers results in the same assessment of $100.

3. Compare any adjustments reported in Form SIPC-7 with supporting schedules and working papers, such as the audited trial balance.

   Form SIPC-7 only reported revenues from commodity transactions as a deduction. It was found $3,059 should have been reported as an addition from loss on securities and investment accounts and $471 should have been reported as a deduction from other revenue not related to the securities business.

4. Compare the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed.

   The overpayment applied to the current assessment was $7. This balance was adjusted to a payable of $28 during the December 31, 2011 audit of the Form SIPC-7.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Pathe & Associates, Ltd.

March 14, 2013
Lincolnshire, Illinois